To Our Stockholders:

The Aegis Consumer Funding Group, Inc., a Delaware corporation (Referred to as either the "Company" or "Aegis"), is a sub-prime finance company that has been involved in purchasing loans from automobile dealers, nationally, for the past five years. In fiscal year 1995, the Company's loan portfolio rapidly accelerated as the sub-prime automobile finance market swelled. Aegis emerged as a market leader, acquiring over 12,000 retail installment sales contracts in fiscal year 1995 with a face value in excess of $160 million. As Aegis' loan volume continued to expand Aegis, experienced increased competition from other lenders in the sub-prime finance market. Beginning in 1996, a variety of factors impacted Aegis, as well as the sub-prime industry in general, resulting in substantial deterioration to Aegis' loan portfolio. In response, Aegis took substantial write downs on its retained yield assets in securitized receivables which adversely affected its financial condition.

As a result, and in direct response to the Company's substantial loss in earnings, the Company underwent a massive restructuring of its operations and programs, beginning in late October 1997. I was offered the position of President and Chief Executive Officer, and along with my newly appointed senior management team, set about to restructure the Company and restore it to profitability while producing quality loans. My senior management team consists of: Cyril Means as General Counsel and Executive Vice President, Robert Micalizzi as Vice President in charge of Production and Troy Cavallaro as Vice President in charge of New Business Development.

Senior management immediately set about implementing plans to cut existing overhead and create a profitable platform for the future of the Company. In order to accomplish these goals, it was necessary to downsize and consolidate the operations of the Company. By November 1997, the production facility in
California was closed while the production facility in New Jersey was consolidated to the Company's existing production facility in Georgia. In December 1997, the executive offices located in New Jersey were also consolidated with the Company's facility in Georgia. By January 1998, the Company had reduced personal by 66% and no longer had any presence in the State of New Jersey. The Company continues to retain a small office in California from which collections on certain older securitizations are carried out and an office in Kansas where the Company's state of the art computer networks are maintained.

The changes I have implemented with the help of my senior management team have resulted in savings to the Company of roughly $2.6 million per month. Today, operating expenses run at approximately $1.2 million per month, of which $900,000 is for actual current operating overhead (the remaining $300,000 per month is used to satisfy past creditors inherited by senior management). The Company has revamped its programs with a strong emphasis on producing quality loans while retaining a competitive position in the marketplace. The tightening of the program's underwriting guidelines has had the effect of significantly reducing loan acquisition volume, although the loans that are purchased perform at levels superior to the loans produced prior to 1998. It is now senior management's task to focus the Company on the reaffirmation of past relationships with good automobile dealers and the development of new relationships with other dealers along the lines of the Company's current philosophy of purchasing only quality loans.



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in the past two years,  twelve of the fourteen major sub-prime finance companies have suffered losses from overstated retained yield valuations. These losses have prompted some finance companies to leave the sub-prime field (i.e., The Money Store), while others have declared bankruptcy (i.e., Jayhawk Acceptance Corp., Mercury Finance, First Enterprise Financial Group, Inc., First Merchants Acceptance, Corp.).

The Company continues to see opportunities in the sub-prime automobile finance industry. Senior management believes that the hasty retreat of many of its competitors from the sub-prime market should restore the market share and profits of those few Companies that remain. Secondly, there are a number of portfolios originated by companies that have left the industry that are now available at a discount. The Company has begun to explore the possibility of purchasing some of the better portfolios currently available with the assistance of its credit source.

I believe that a great deal is owed to our main credit source, warehouse provider and primary shareholder for its continuing support of the Company through these tumultuous times and for continuing to share our vision of the Company's future. I also want to extend, on behalf of the Company, senior management and employees, our thanks for your continued support in our struggle to restore Aegis as a leader in the sub-prime finance arena.

There is still much that needs to be accomplished in order to turn around Aegis and make it a profitable platform to carry it into the next century. In this endeavor, I believe we will succeed. There is a feeling that permeates through Aegis' workforce which has not existed for some time; that feeling is one of hope and aspirations and a communal drive to work as a well organized team. For the first time in a long time we can see the future and it looks bright.



Sincerely,

/s/ Matthew B. Burns

Matthew B. Burns
President and Chief Executive Officer